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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Walker Capital Partners, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5696 Peachtree Parkway **Suite A**
(No. and Street)

Norcross (City) **Georgia** (State) **30092** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hroncheck **404-432-8289**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, Suite 1800 (Address) **Atlanta** (City) **Georgia** (State) **30303** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

dP 3/15/2010

OATH OR AFFIRMATION

I, *Michael Hroncheck*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Walker Capital Partners, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title

Colleen M Thomas

Notary Public

My commission expires Sept 13, 2014

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Walker Capital Partners, LLC

Financial Statements
December 31, 2009
(with Independent
Accountants' Report thereon)




PKM

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Walker Capital Partners, LLC
Norcross, Georgia

We have audited the accompanying stand alone balance sheet of Walker Capital Partners, LLC (the "Company") as of December 31, 2009, and the related stand alone statements of earnings, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAP"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in note 1, the Company has prepared these financial statements on a stand alone basis. The Company's two subsidiaries have not been consolidated in these financial statements, but are presented using the equity method of accounting. GAAP requires consolidation of these subsidiaries. This departure from GAAP does not affect members' equity or net earnings; however, most of the financial statement line items would present materially different amounts, and some additional line items would be added and some of the presented line items would not exist if these financial statements were prepared on a consolidated basis.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Walker Capital Partners, LLC and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 24, 2010

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

WALKER CAPITAL PARTNERS, LLC

Stand Alone Balance Sheet

December 31, 2009

Assets

Cash	$ 13,476
Nonrefundable deposit receivable on potential sale of subsidiary	5,000
Investments in unconsolidated subsidiaries (note 1):	
Elliott Davis Capital Partners, LLC	-
BT Capital Partners, LLC	-
Total assets	$ 18,476

Liabilities and Members' Equity

Liabilities consisting of deferred revenue on potential sale of subsidiary	$ 5,000
Members' equity	13,476
Total liabilities and members' equity	$ 18,476

See accompanying notes to financial statements and report of independent certified public accountants.

WALKER CAPITAL PARTNERS, LLC

Stand Alone Statement of Earnings

For the Year Ended December 31, 2009

Revenues consisting of management fees from subsidiaries	$ 446,000
Operating expenses:	
Licenses and permits	4,388
Rent	1,500
Salaries and benefits	69,195
General and administrative	130,413
Total operating expenses	205,496
Income from operations	240,504
Write-off of investments in subsidiaries due to impairment	58,886
Net earnings	$ 181,618

See accompanying notes to financial statements and report of independent certified public accountants.

WALKER CAPITAL PARTNERS, LLC

Stand Alone Statement of Members' Equity

For the Year Ended December 31, 2009

Balance at beginning of year	$ 75,905
Member draws	(244,047)
Net earnings	181,618
Balance at end of year	$ 13,476

See accompanying notes to financial statements and report of independent certified public accountants.

WALKER CAPITAL PARTNERS, LLC

Stand Alone Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net earnings	$ 181,618
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Write-off of investments in subsidiaries due to impairment	58,886
Net cash provided by operating activities	240,504
Cash flows from financing activities consisting of member draws	(244,047)
Net change in cash	(3,543)
Cash at beginning of year	17,019
Cash at end of year	$ 13,476
Supplemental disclosure of noncash investing activities:	
Nonrefundable deposit receivable on potential sale of subsidiary	$ 5,000

See accompanying notes to financial statements and report of independent certified public accountants.

WALKER CAPITAL PARTNERS, LLC

Notes to Stand Alone Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Business

Walker Capital Partners, LLC (the "Company") is a Georgia limited liability company formed January 5, 2005, is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval to become a broker-dealer on February 14, 2006. The Company offers consulting and mergers and acquisitions services and also offers securities private placement services.

In 2007, the Company entered into an agreement with Elliott Davis, LLP ("Elliott Davis") to form a separate entity, Elliott Davis Capital Partners, LLC ("Elliott Davis Capital"). Elliott Davis Capital became a registered broker-dealer in May 2008. The Company owns 55% of Elliott Davis Capital, and Elliott Davis owns the remaining 45%. Also in 2007, the Company entered into an agreement with Bennett Thrasher, PC ("Bennett Thrasher") to form a separate entity, BT Capital Partners, LLC ("BT Capital"). BT Capital was owned 55% by the Company and 45% by Bennett Thrasher, until September 15, 2009, when Bennett Thrasher effectively withdrew from BT Capital. Subsequent to that date, BT Capital became a wholly owned subsidiary of the Company.

On December 31, 2009, Bennett Thrasher and the Company executed a settlement agreement, effective September 15, 2009, outlining the terms of Bennett Thrasher's withdrawal from BT Capital. This agreement requires Bennett Thrasher to make five monthly payments of $20,000 to BT Capital for a total of $100,000. As of December 31, 2009, the initial $20,000 had been received by BT Capital.

Basis of Presentation

The Company has elected to present unconsolidated stand alone financial statements. Otherwise, the accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Investments in Unconsolidated Subsidiaries

During 2009, the Company's investments in its subsidiaries were deemed impaired and were reduced to zero due to losses and member distributions exceeding member contributions and gains with no realistic prospects for sufficient future profits to offset past losses. The Company has not guaranteed any obligations of its subsidiaries; therefore, the equity method of accounting was suspended.

Revenue Recognition

Management fees from subsidiaries are recorded as services are performed.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the members. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) **Related Party Transactions**
During 2009, Elliott Davis Capital paid the Company management fees of $201,000 and BT Capital paid the Company management fees of $245,000.

(3) **Potential Sale of Elliott Davis Capital**
On November 26, 2009, the Company signed a Letter of Intent to sell its interest in Elliott Davis. The agreement requires the buyer to make a nonrefundable good faith deposit of $5,000 to the Company, which amount was received in January 2010 and is shown as deferred revenue pending consummation of the sale. As of the date of these financial statements the sale of Elliott Davis has not been finalized.

(4) **Net Capital Requirements**
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital, as defined, of $13,476, which was $8,476 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .37 to 1.

(5) **Profit Sharing Plan**
During 2008, the Company established a retirement plan which is a qualified retirement plan pursuant to Internal Revenue Code 401(k) covering substantially all employees who meet age eligibility requirements. There is no minimum service requirement for plan participants. Employer matching contributions are made at the discretion of the membership group and employer contributions vest immediately. The plan also provides that the Company may make discretionary profit sharing contributions which vest according to a six year graded vesting schedule. For the year ended December 31, 2009, the Company contributed $2,250 to this plan under its matching provision.

(6) **Subsequent Events**
Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through February 24, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTAL

SCHEDULE

WALKER CAPITAL PARTNERS, LLC

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Computation of Net Capital:

Members' equity	$ 13,476
Adjustment pursuant to Rule 15c3-1 Appendix C	-
Net capital	13,476
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital in excess of requirement	$ 8,476

Computation of aggregate indebtedness:

Aggregate indebtedness	$ 5,000
Ratio of aggregate indebtedness to net capital	0.37

Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2009):

There were no differences between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2009) and the amount computed above.


PKM

Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Walker Capital Partners, LLC
Norcross, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of Walker Capital Partners, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A *material weakness* is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 25, 2010



235 Peachtree Street, NE
Suite 1800
Atlanta, Georgia 30303
www.pkm.com



Porter Keadle Moore, LLP
Certified Public Accountants
Atlanta, GA